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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2004

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                     ---------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X       Form 40-F
                                     -------             -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes          No  X
                                      -------      -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

To the shareholders of Converium Holding Ltd



Invitation to the Annual General Meeting

To be held on Tuesday, April 27, 2004, at 10.30 a.m. (door opens at

9.30 a.m.), at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug,

Switzerland

(Translation: only the German text is legally binding)


Agenda and proposals of the Board of Directors

1. Approval of the annual report, the annual financial statements and the consolidated annual financial statements (consolidated statements) for 2003; acknowledgement of the reports of the auditors and group auditors

     The Board of Directors proposes the approval of the annual report 2003, consisting of the annual financial statements and the consolidated statements.

   Converium Holding Ltd


          Share Register


         Baarerstrasse 8


           CH - 6300 Zug


             Switzerland





Phone +41 (0)1 639 93 35



shareholder.services@converium.com


2.       Allocation of available earnings and declaration of dividend

     The Board of Directors proposes to allocate the available earnings of the financial year 2003 as follows:

     Profit for the financial year 2003                                CHF     70'354'936
     Retained earnings brought forward from the previous year          CHF      1'356'497
                                                                       ------------------
     Available earnings                                                CHF     71'711'433
     Allocation to general legal reserve (Art. 671 CO)                 CHF     -5'000'000
     Allocation to dividends                                           CHF    -60'009'326
                                                                       ------------------
     Retained earnings carried forward                                 CHF      6'702'107


     The total allocation to dividends of CHF 60'009'326 will result in a gross dividend of CHF 1.50 per registered share entitled to dividends. Assuming that the Board's proposal for the alloca-tion of available earnings is approved, dividend payment will be made with effect from April 29, 2004.

3. Release of the members of the Board of Directors and of the management from liability

     The Board of Directors proposes the release of the members of the Board of Directors and of the management from liability for their business activities for the year 2003.

4.       Re-election of Board members

     The Board of Directors proposes to re-elect the following Board members for a further term of three years:

|X|      Peter C.Colombo

|X|      Terry G. Clarke

|X|      Dr. Jurgen Forterer

|X|      Derrell J. Hendrix

5.       Amendments to the Articles of Incorporation:


5.1 Deletion of Art. 3a of the Articles of Incorporation ("Contingent share capital for the participation of employees") and replacement by a new Art. 3a ("Contingent share capital for Option Rights and/or Conversion Rights")


     The Board of Directors proposes to delete the existing Art. 3a of the Articles of Incorporation and to replace it by a new Art. 3a.


              Proposed new wording of Art. 3a:


,,Art. 3a Contingent Share Capital for Option Rights and/or Conversion Rights


      The share capital will be increased by the issue up to 4'000'000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40'000'000 by exercising option and/or conversion rights which were by the Company or any of its subsidiaries on a stand-alone basis or in connection with bond issues or other debt financing. The subscription right of the shareholders with respect to these shares is excluded. The placing of the option and/or conversion rights may be made through one or more banks which subscribe for these rights as trustees. The Board of Directors is authorized to exclude the advance subscription right of the shareholders if the option and/or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case the structure, the term, the amount of the bond issuer or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights are to be determined by the Board of Directors on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for a maximum period of 10 years."


      Consideration of the Board of Directors:


              Due to certain fundamental considerations (accounting standards, dilution of equity) the Company decided to buy the shares for the participation of employees on the stock market. This practice resulted in the lack of necessity of holding contingent share capital for the participation of employees, which is why it is to be deleted without substitution. Instead of contingent share capital for the participation of employees contingent share capital for option and/or conversion rights shall be created.


5.2      Creation of authorized share capital

      The Board of Directors proposes to create authorized share capital of CHF 40'000'000 in accordance with the following Art. 3b.

      Proposed new wording of Art. 3b:


      ,,Art. 3b   Authorized Share Capital

      The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4'000'000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40'000'000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors. The new shares are to be placed with the existing shareholders. The placing can be made through one or more banks, which subscribe for the shares as trustees. Furthermore, the Board of Directors is authorized to exclude the subscription rights of the shareholders and to allot them to third parties in case the new shares are used for a take-over of a business, parts of a business or participations or for the financing of such transactions or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. Shares in respect of which subscription rights have been allotted, but which were not exercised, are at the disposal of the Board of Directors who shall use them in the interest of the Company. The increase by conversion of freely disposable capital surplus in accordance with Art. 652d of the Swiss Code of Obligations is permitted."

      Consideration of the Board of Directors:

      The creation of authorized share capital should guarantee the financial flexibility of the Company.

6.       Election of the auditors and group auditors

      The Board of Directors proposes to re-elect PricewaterhouseCoopers Ltd, Zurich, as auditors and group auditors for a further term of one year.






Business report and reports of the auditors and the group auditors

The business report (consisting of the annual report, the annual financial statements and the consolidated statements) and the reports of the auditors and the group auditors are available for viewing as of April 5, 2004 at the headquarters of Converium Holding Ltd, Baarerstrasse 8, CH-6300 Zug and at the offices of Converium Ltd, General Guisan-Quai 26, CH-8022 Zurich. Upon request or by returning the respective order form, shareholders who are registered in the share register will receive a complete set of these documents. The business report is also accessible on our internet website www.converium.com.

Admission cards to the Annual General Meeting

All shareholders registered on April 23, 2004 in the share register as shareholders with voting rights are entitled to vote. The invitation to the Annual General Meeting and the agenda will be sent to all shareholders automatically who are registered with voting rights on April 1, 2004, and to those shareholders who are or will be registered on or before April 19, 2004. You may request your admission card and the voting material by sending the order form, which is enclosed in the invitation letter, to the following address:
Converium Holding Ltd, c/o S.A.G. SIS Share Register Ltd, P.O. Box, CH-4609 Olten, Switzerland. An early return facilitates the preparation of the Annual General Meeting. Shareholders who have sold all of their shares before the Annual General Meeting are not entitled to vote. In the event of a sale of all shares, the admission card must be returned to Converium Holding Ltd. In the event of a partial sale, the shareholder must present the admission card and the voting material at the shareholders' desk for verification before the beginning of the Annual General Meeting.

Representation at the Annual General Meeting

According to Article 12 of the Articles of Incorporation of Converium Holding Ltd, a shareholder may be represented by his or her legal representative, by any other person whom the shareholder has authorized in writing, by a proxy appointed by Converium Holding Ltd, by the independent proxy (Dr.iur. Stefan Eschmann, St. Peterstrasse 1, CH-8001 Zurich) or by a depositary. Unless otherwise explicitly instructed, the representatives will exercise the voting rights in accordance with the proposals of the Board of Directors. The proxy appointed by Converium Holding Ltd will only represent shareholders who wish to vote in accordance with the proposals of the Board of Directors. Proxies containing other instructions will be forwarded to the independent proxy. For representation purposes, please indicate on the order and proxy form under the section "Proxy and Representation" whether you wish to be represented by the proxy appointed by Converium Holding Ltd or by the independent proxy, Dr.iur. Stefan Eschmann, St. Peterstrasse 1, CH-8001 Zurich. Proxies on the order and proxy form must be sent until April 19, 2004 (date of receipt) to Converium Holding Ltd, c/o S.A.G. SIS Share Register Ltd, P.O. Box, CH-4609 Olten, Switzerland. Proxies to a representative, to the proxy appointed by Converium Holding Ltd, to the independent proxy or to a depositary may also be noted on the admission card. Voting instructions for each of the agenda items can be inserted on the back of the admission card. Proxies on the admission cards (together with the voting material) must be sent to the respective representative. Depositaries are asked to inform Converium Holding Ltd (share register: tel +41 (0)1 639 93 01) as early as possible but not later than Tuesday, April 27, 2004, at the entrance gates of the Theater Casino in Zug about the number of shares they will represent. Institutions subject to the Federal Law on Banks and Savings Banks of November 8, 1934, and professional asset managers, are deemed depositaries.

Early departure from the Annual General Meeting

To allow the correct counting of the number of shares and persons present, any shareholders leaving before the end of the meeting are requested to present their unused voting materials at the exit.


Zug, April 2, 2004


Converium Holding Ltd

For the Board of Directors
The Chairman:


((bitte Unterschrift einfugen))




Peter C. Colombo

How to get there

[MAP OMITTED]


Address:                   Theater Casino Zug

                           Artherstrasse 2-4

                           CH - 6300 Zug





By public transport



Connections:



From             To        Date              Departure        Arrival   Duration



Zurich HB        Zug       27.4.04             8:47            9:23        0:36

Zurich HB        Zug       27.4.04             9:01            9:26        0:25

Zurich HB        Zug       27.4.04             9:09            9:32        0:23

Zurich HB        Zug       27.4.04             9:35            10:02       0:27





Bus:



Bus number 3 (from the train station in Zug, exit Baarerstrasse), direction Oberwil to the bus stop 'Casino'.





By car



From downtown Zug:         Direction Walchwil/Gotthard until `Theater Casino'



Parking:                   Parking 'Casino' at Zugerbergstrasse or

                           Parking 'Frauensteinmatt' at Hofstrasse

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                              By: /s/ Dirk Lohmann
                                  Name:      Dirk Lohmann
                                  Title:     CEO




                              By:  /s/ Christian Felderer
                                   Name:      Christian Felderer
                                   Title:    Group General Counsel



Date:  April 6, 2004